SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003

Alto Palermo S.A.

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Hipólito Yrigoyen 476, piso 2

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☑  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☑

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the press release related to the fiscal year ended on June 30, 2003.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/s/ SAÚL ZANG
Name: Title:	Saúl Zang Director

Dated: September 11, 2003

Exhibit 99

Press Release | Fiscal Year 2003

IRSA and APSA cordially invite you to participate in their

fiscal year 2003 Results Conference Call

Friday, September 12, 2003 at 3:00 pm

Eastern Standard Time

The call will be hosted by:

Alejandro Elsztain, Director

Gustavo Mariani, Finance Manager

If you would like to participate, please call:

1-877-825-5811 if you are in the US or

1 (973) 582-2767 for international calls

Preferably 10 minutes before the call is due to begin.

The conference will be in English.

PLAYBACK

Monday, September 15, 2003

Please call: 1-877-519-4471 (US)

1 (973) 341-3080 (International)

With the PIN # 4167981

Press Release

FOR IMMEDIATE RELEASE	For further information
Marcelo Mindlin – Vice-President & CFO
Alejandro Elsztain – CEO
Gustavo Mariani – Finance Manager
+ (54 11) 4323 7513
finanzas@altopalermo.com.ar
www.altopalermo.com.ar

Alto Palermo S.A. (APSA) reports its results for fiscal year 2003

Highlights

Our income for fiscal year 2003 amounted to Ps. 77.4 million.

With a 96% occupancy rate as of June 30, 2003, we recovered to the levels prior to the crisis.

The sales of our tenants increased by 42% in nominal terms and 8% in real terms in Fiscal Year 2003.

In Fiscal Year 2003 the allowance for doubtful accounts of our Shopping Centers decreased by 93% compared to the prior fiscal year.

We plan to begin developing the first Shopping Center in the city of Rosario

Press Release

Buenos Aires, September 11, 2003—Alto Palermo S.A. (APSA) (BCBA: APSA, Nasdaq: APSA), alternatively the “Company”, engaged in the possession, development, management, and acquisition of Shopping Centers, announces the results for the fiscal year ended June 30, 2003.

Letter to the shareholders

Dear Shareholders,

Undoubtedly, fiscal year 2003 will be historically remembered as a milestone, as it marked a major transformation in the Company.

Thanks to the efforts of our shareholders, our management and employees, we demonstrated that we were up to the challenge of turning the deepest crisis in Argentine history into an opportunity to restructure ourselves and to change.

The fiscal year began at a difficult time in President Duhalde’s administration. Economic and social instability were having a major impact on the country’s infrastructure. However, over time, the conditions were set for economic recovery after a four year recession. Argentina succeeded in obtaining a primary fiscal surplus, aided mainly by an increase in tax revenues derived from taxes on exports. The US$/AR$ exchange rate increased by 26% as a result of the initial regularization of the financial system and a strong trade surplus. The monthly growth rate in price indices decreased to decimal percentage points, and interest rates also decreased, generating trust in the banking industry. Macroeconomic stability thus provided momentum to the production system and eventually allowed for a major rebound in economic activity.

It was in this framework that we decided to introduce the infrastructure changes necessary to accompany the growth of the country. We started with a successful issuance of convertible notes for US$ 50.0 million that allowed us to significantly reduce our cost of financing (without considering the effects of inflation). This cost decreased from Ps. 74.8 million in fiscal year 2002 to Ps. 49.4 million in fiscal year 2003. At the worst time in the history of Argentina, which witnessed widespread defaults on loans, it was our shareholders who, with entrepreneurial spirit and vision subscribed the notes, banking on the Company’s growth and the country’s progress. After this process of transformation, we once again met the financial ratios committed in our loan agreements. This now allows us to access the debt markets in the most favorable condition, should the need arise.

Once we had put our financial structure in order, we focused on our core business. We tailored our offerings to new target markets and we generated new offerings in our Shopping Centers. In this way, we very successfully executed various steps in order to attract the growing inflow of tourists to our Shopping Centers. This plan included actions taken at hotels, harbors and airports. Additionally, we carried out strong and novel advertising campaigns at a national and international level.

This reconversion generated a growing demand on the part of potential lessees, which in turn allowed us to choose a better quality of customer and tenant mix, appropriate for each Shopping Center. Our tenants also invested significantly in the development of new commercial offerings, which improved the conditions offered by each Shopping Center. In the course of this year we encouraged the progress of our tenants through consulting and training services via conferences and seminars, as we understand that more services will, in the long term, lead to a stronger

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Press Release

commitment of our tenants with the Company.

This is how on June 30, 2003 our average occupancy rate was 95.7% of our gross leaseable area at our Shopping Centers, which even surpasses the occupancy rates prior to the crisis. Also in this respect, the sales of our tenants increased to Ps. 854.2 million during the period, a nominal increase of 41.9%, or, an 8.2% increase in values restated for inflation.

As a result of this top-notch performance, we are now even further ahead of our competitors in the market of Shopping Centers in the city of Buenos Aires and Greater Buenos Aires. In the twelvemonth period ended June 30, 2003, our tenants sold an average of Ps. 6,485 per square meter, or 87.3 % more than our competitors.

Given this recovery in occupancy and sales, we were able to restate the price of our leases, enhancing the application of the index rate, the so-called Reference Stabilization Coefficient (or CER, as per the acronym in Spanish). This increased the value of key money charged to new tenants and allowed charging a higher amount as percentages on our tenants’ sales. Likewise, we continued to reduce doubtful account, and we succeeded in reducing them (excluding those generated by our subsidiary Tarshop S.A.) from Ps. 12.2 million in fiscal year 2001, to and Ps. 35.2 million in fiscal year 2002, to only Ps. 2.4 million in fiscal year 2003.

As a result of the increase in income, in this 12 month period, we succeeded in attaining a growing and strong average monthly flow of working capital totalling Ps. 5.5 million, which also keeps growing. In addition, as a result of the marked reduction in our financial burden, we now have the liquidity required to make investments in new projects and developments.

Therefore, we strengthened our commercial success in the retail market and in entertainment spaces in the local market. We are still one of the best channels for positioning leading brands and high-impact promotions. Throughout fiscal year 2003, we maintained our leading position in the Shopping Centers market with 56% of the gross leaseable area available in the City of Buenos Aires.

Net income for fiscal year 2003 was Ps. 77.4 million compared to a loss of Ps. 11.4 million in fiscal year 2002. As regards operating income, we obtained a 6.8 million profit for the twelve-month period ended on June 30, 2003, compared to an income Ps. 12.3 million attained as of June 30, 2002. This decrease in operating profits is due to the asymmetric evolution of income and costs: although income increased when measured in nominal terms, it increased less than wholesale inflation, while our primary cost, depreciation, increased at the same rate as inflation.

With the new administration led by President Kirchner, Argentina has confirmed that it has left the political and economic crisis behind. The country is now proceeding on a path of growth, and greater cohesion can be felt in society. Although there are structural reforms that still need to be carried out, we are confident that the current administration is willing and able to follow through with them.

In this scenario of stabilization and growth, the year ahead will be characterized by the challenge of continuing to improve our commercial and efficiency rates in the market as well as continuing to enhance the application of the CER to all of our leases, while increasing key money and charges for percentages on our tenants’ sales.

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Press Release

We have the privilege of being an Argentine company with a strong long-term financial structure that allows us to plan for the future. As a result, we have made a firm decision to develop the first stage of the Rosario Project that includes the construction of the first Shopping Center in the city. We would thus be resuming our expansion plan by adding 20,000 square meters of gross leaseable area to our current portfolio of Shopping Centers.

We are confident that all of the efforts that we have made up to present have not been in vain. Day after day, we see the fruits of the strategic decisions made in the past. We look ahead with optimism because we see a favorable framework for the development of new businesses that, as mentioned previously, will be our own contribution to Argentina’s economic consolidation.

To wrap up, I would like to thank our shareholders, suppliers, lessees, customers and financial institutions for their continued support and trust, which they renew year after year. I also wish to thank our board and employees for their effort and involvement, without which we would not have been able to be a company with excellent growth potential to accompany the country’s economic development.

Buenos Aires, September 8, 2003

Eduardo Sergio Elsztain

President

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Press Release

Summary of operations

In the course of this fiscal year, the sales of the Company’s Shopping Center tenants, in nominal terms, saw a major increase, 41.9%, posting Ps. 854.2 million, compared to Ps. 601.9 million in the prior year. In addition, the sales of our tenants, restated for retail inflation, increased by 8.2% in the twelve-month period ended June 30, 2003.

In fiscal year 2003, our Shopping Centers in the City of Buenos Aires and in Greater Buenos Aires continued to improve their position with respect to our competitors. The policy tending to a permanent adaptation to customers’ demands combined with the excellent quality of the Company’s assets, the loyalty and preference of our consumers for our Shopping Centers, favored growth in the sales of our tenants compared to the tenants of other Shopping Centers.

In the twelve-month period ended June 30, 2003, the difference in between the growth of retail sales made by our tenants compared with those of our competitors was even higher: while sales at our Shopping Centers were 42.8% higher (with respect to the same period of the prior year), sales by our competitors increased by 35.4%. Because of this, our market share was 43.3% in this fiscal year.

Sales and market share

	Number of Competitor Shopping Centers (1)(2)	Sales by Competitors in Millions	Competitors SQM (1) (2)	Number APSA’s Shopping Centers (3)	APSA Sales in Millions (3)	APSA SQM (2)	Total Sales in Millions	APSA’s Market Share
Fiscal Year 2002	23	Ps. 794.2	326,334	6	Ps. 573.7	123,882	Ps. 1,367.9	41.9%
% change	- 4.3%	+ 35.4%	- 7.1%	0.0%	+ 42.8%	+ 2.0%	+ 38.5%	+ 1.3%
Fiscal Year 2003	22	Ps. 1,075.1	303.072	6	Ps. 819.5	126,377	Ps. 1,894.6	43.3%

(1)	City of Buenos Aires and 24 districts of the Province of Buenos Aires.
(2)	As of June 30 of each year.
(3)	Includes Alto Palermo, Alto Avellaneda, Paseo Alcorta, Abasto de Bs.As, Patio Bullrich, B.A.Design.

Source: APSA and survey at shopping centers carried in June 2003 by INDEC

In terms of sales per square meter, once again our Shopping Centers increased the relative efficiency they have compared to those of our competitors. Our tenants generated average sales per square meter of Ps. 6,518, whereas the tenants of our competitors generated an average of Ps. 3.455 sales per square meter: Alto Palermo S.A. is 88.7% more efficient than the rest of the players in the market.

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Press Release

Relative Efficiency

For the second consecutive year, the Gross Leaseable Area, which indicates the space available for leases of stores, had a marginal increase of 1.5% resulting from the enhancement of spaces that had been showing a delay in demand, as was the case for certain stores at the Buenos Aires Design. This is mainly due to the fact that there is greater interest for retail stores in our Shopping Centers.

This is how a new proposal of entertainment and food started to develop in the “Edificio Ballena” located in the upper part of the complex. This store had never been leased before, and novel food projects started to materialize. In this respect, and in relation to space available in Alto Noa, we noted an increase in interest in this Shopping Center, which although delayed in terms of growth compared to the rest, has succeeded in resuming occupancy growth.

During this fiscal year, our Shopping Centers were visited by approximately 59.4 million people, a 14.7% increase compared to fiscal year 2002: Our Shopping Centers thus posted an all-time high. Likewise, this ratio continues to show the renewal and success of our proposals, which turns our Shopping Centers into unique places for leisure and entertainment.

Occupancy at our Shopping Centers has been another ratio that we have notably improved in fiscal year 2003. The percentage of occupancy of our leaseable area as of June 30, 2003 was 95.7%, exceeding even the occupancy rates prior to the economic crisis. This level of occupancy considerably exceeds that as of June 30, 2002, which was 91.1%.

The average occupancy cost for the period, calculated as charges paid by tenants over total sales, decreased to 10.9% because the rents were not adjusted as markedly as the sales of our tenants. This shows the potential for growth we can still find in the rents until they recover their historical levels between 13% and 14%.

During fiscal year 2003, income from leases and services amounted to Ps. 88.8 million, i.e., they were 39.2% below those for the prior fiscal year. This decrease is due to a reduction in rent values in real terms: although they had an increase in nominal terms, the increase was lower than wholesale inflation.

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Press Release

Related Companies

Tarjeta Shopping

Tarshop S.A. is the credit card company in which the Company owns an 80% interest.

One of our main achievements was that, despite a limited number of financing alternatives, at no time did we cancel the plans of payments in installments to our members. We also succeeded in maintaining a positive cash flow throughout the year, honoring all of our financial commitments while the majority of our competitors limited credit to their customers.

Close to year-end and due to the limited investment alternatives resulting from the drop in interest rates, financing opportunities re-appeared. Thus in August, we returned to the capital markets, placing a trust for Ps.11.0 million, which was fully subscribed.

Consumption by our customers reached Ps. 121.9 million, increasing by 8% compared to the prior fiscal year. This was due to the significant recovery in sales for the second six-month period of the year: in the first six-month period sales had decreased by 15.4%.

As regards collections, short-term payables reached the highest peak in the first quarter of fiscal year 2002, followed by a constant reduction throughout the year. Six-month payables reached the highest peak in mid-2002 thereafter showing signs of growing recovery.

As of June 30, 2003, the number of members of Tarjeta Shopping totalled 147,526, with a 53% level of active cards. Our credit portfolio, including securitized coupons, amounts to Ps 46.4 million.

E-commerce Latina S.A. – Altocity.Com S.A.

Altocity.com S.A. is a retail e-commerce company which allows us to expand our physical business to new sales channels such as the Internet.

In the course of the fiscal year, Altocity strengthened its objective to export at a worldwide level because the exchange rate has favored us compared to foreign competitors and we have also continued to focus on our sales to the provinces.

During fiscal year 2003, Altocity’s sales amounted Ps. 1.7 million, 13.3% higher than fiscal year 2002. Altocity received a monthly average of 280,000 visitors in the twelve month period ended June 30, 2003 against 84.077 received in the same period of the previous year.

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Press Release

Financial Summery

Financial debt

As a result of the issuance of convertible notes in the amount of US$ 50.0 million in fiscal year 2003, we started a process to repurchase the Ps. 120 million APSA-SAPSA FRN maturing January 2005, by repurchasing 80.8 million par value, which (including amortization coupons) would have represented debt of Ps. 116.4 million as of June 30, 2003. In addition, we repurchased the amount of Ps. 1.8 million of corporate bonds for Ps. 85 million maturing in April 2005.

Prepayment of these commitments allowed the Company to obtain income of Ps. 19.8 million in the twelve-month period ended June 30, 2003.

In addition, in the fiscal year ended June 30, 2003, we met all of the financial covenants arising from our outstanding notes.

Compliance with our financial covenants

As indicated in our Consolidated Financial Statements for the fiscal year beginning July 1, 2002 and ending June 30, 2003, we have met the financial covenants established in the terms and conditions of the issuance of the APSA-SAPSA FRN for Ps. 120 million and of the Ps. 85 million bond. The Interest Coverage Ratio1, which must be greater than or equal to 2, and the Indebtedness Ratio2, which must be a value less than or equal to 5, have now been met.

Having complied with the financial covenants, we are once again able to assume additional debt, in the case we need so. This decision, is not required to be approved beforehand by the holders of outstanding notes.

Improvements in the risk ratings of our structured debt

On January 28, 2003, Fitch Argentina Calificadora de Riesgo S.A., significantly increased the rating of our Ps. 85 million corporate bonds from CC(arg) to BB(arg). This improvement in ratings is due to the “reversal of this negative trend and the start of a gradual recovery in the Company’s main performance indicators”, as expressed by the risk rating agency in its report.

In addition, in April 2003, Standard & Poor’s International Ratings LLC (Argentina) increased the rating for our Ps. 85 million corporate bonds from raCCC+ with a negative trend to raB+ with a stable trend.

Conversion of Convertible Notes

In the fiscal year, the holders of our Convertible Notes exercised their conversion rights. The total amount of converted Notes was 156,484 units of US$1 par value each, whereas ordinary shares were 4,829,745 of Ps. 0.1 par value each.

Therefore, as of June 30, 2003, the number of outstanding corporate bonds now totalled US$ 49,843,516 while the number of shares of the Company increased from 700,000,000 to 704,829,745 and the capital stock increased from 70,000,000 to 70,482,974.5, representing a 0.7% increase.

[1]	Calculated as annual EBITDA / Financial burden
[2]	Calculated as Consolidated Debt / Annual EBITDA

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Press Release

Principal Financial Indicators

For the fiscal years ended June 30, 2002 and 2001

(In Argentine Pesos)

	As of June 30, 2003 (Ps.)	As of June 30, 2002 (Ps.)	Difference	%
EBITDA (1)	65,831,701	70,659,288	(4,827,587)	(6.8)
EBITDA per share	0.093	0.10	(0.007)	(7.0)
EBITDA Shopping Centers	66,925,269	75,019,498	(8,094,229)	(10.8)
EBITDA Torres de Abasto	(177,038)	(1,066,156)	889,118	(83.4)
EBITDA Tarshop S.A.	(916,531)	(3,294,054)	2,377,523	(72.2)
Financial Liability (2)	218,310,214	317,284,294	(98,974,080)	(31.2)
Shares Outstanding	704,829,745	700,000,000	4,829,745	0.7
Price per share	0.250	0.115	0.135	117.4
Market Capitalization	176,207,436	80,500,000	95,707,436	118.9
Enterprise value (3)	394,517,650	397,784,294	(3,266,644)	-0.8
Financial debt/Enterprise value	55.3%	79.8%
FFO (4)	55,377,033	33,487,971	21,889,062	65.4
FFO per share	0.079	0.048	0.031	64.2
Net Income for the Period	77,350,605	(11,351,807)	88,702,412	(781.4)

(1)	Net income plus accrued interest charges, income tax, depreciation and amortization charges and all items that do not imply movements of funds, and any extraordinary or non-recurring loss or income.

(2)	Financial Debt (net of accrued interests) in historical pesos.

(3)	Outstanding shares at their market value plus financial liabilities.

(4)	Funds from operations calculated as the period’s results before amortization and depreciation and other net income and expenses.

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Press Release

Prospects for the next fiscal year

For the coming fiscal year we are planning to increase our cash flow, income, and asset value with the following strategies:

•	Develop new Shopping Centers in strategic markets with growth opportunities throughout Argentina. In this respect, we have to highlight the Rosario Project which includes the construction of the first Shopping Center in that city.

•	Offer a broad range of commercial offerings, in line with the latest trends. We are aware of the fact that faced with a variety of offerings, people are very selective when choosing where to shop and spend part of their leisure time. Therefore, we wish to offer more: more activities, more promotions and more entertainment, with a focus on meeting the requirements of a demanding customer base.

•	Continue developing brand recognition and consumer loyalty for our Shopping Centers through events and promotions related to our loyalty program called Bonus$, as well as other methods aimed at differentiating our Shopping Centers from those of our competitors.

•	Continue to develop our credit card business to facilitate purchases of goods and services at our Shopping Centers Alto Palermo S.A. and enhance the offerings to other shopping centers.

•	Continue enhancing the facilities devoted to entertainment and food in order to promote longer and more frequent visits by our consumers.

•	Achieve a significant operating synergy, economies of scale and reduction of costs through consolidated management of our Shopping Centers.

•	Continue attracting tourists to our Shopping Centers.

•	Continue training our tenants in business areas through seminars and conferences.

...

If you are interested in receiving our Press Release quarterly, please contact us at +(54 11) 4323 7513 or via e-mail at finanzas@altopalermo.com.ar

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Press Release

Principal Consolidated Indicators

For the fiscal years ended June 30, 2003 and 2002

(In Argentine Pesos)

Income Statement	As of June 30, 2003	As of June 30, 2002	Change
Net Revenues	114,215,423	195,966,227	(81,750,804)
Leases and Services	88,818,774	146,122,603	(57,303,829)
Sales of real estate properties	462,020	4,003,216	(3,541,196)
Tarjeta Shopping	24,934,629	45,840,408	(20,905,779)
Cost of Sales	(67,574,867)	(91,070,566)	23,495,699
Leases and Services	(58,545,490)	(73,071,498)	14,526,008
Real estate properties	(699,141)	(5,397,943)	4,698,802
Tarjeta Shopping	(8,330,236)	(12,601,125)	4,270,889
Gross Profit	46,640,556	104,895,661	(58,255,105)
Selling expenses	(17,593,537)	(63,211,826)	45,618,289
Administrative expenses	(18,227,482)	(25,383,497)	7,156,015
Income (Loss) on purchasers rescissions of sales contracts	9,682	60,394	(50,712)
Income from Tarjeta Shopping’s trust participation	(4,077,136)	(4,068,787)	(8,349)
Operating Income	6,752,083	12,291,945	(5,539,862)
Results from related companies	(12,072,175)	(4,895,042)	(7,177,133)
Depreciation of company acquisitions	(4,827,055)	(4,826,812)	(243)
Financial income (loss) – net	118,641,137	(91,188,955)	209,830,092
Other income (expenses)	13,271,869	(10,839,258)	24,111,127
Income (Loss) before taxes and minority interests	121,765,859	(99,458,122)	221,223,981
Minority interest	2,339,847	5,113,760	(2,773,913)
Income Tax	(46,755,101)	82,992,554	(129,747,655)
Net Income (Loss) for the period	77,350,605	(11,351,808)	88,702,413

Balance Sheet Summary	As of June 30, 2003	As of June 30, 2002	Change
Current assets	70,559,746	56,178,356	14,381,390
Non-current assets	1,033,777,279	1,144,861,019	(111,083,740)
Total assets	1,104,337,025	1,201,039,375	(96,702,350)
Current liabilities	78,417,937	90,935,924	(12,517,987)
Non-current liabilities	251,907,636	411,398,095	(159,490,459)
Total liabilities	330,325,573	502,334,019	(172,008,446)
Minority interest	14,760,545	17,289,596	(2,529,051)
Shareholders’ equity	759,250,907	681,415,760	77,835,147

The information here detailed is an abstract of our financial statements for the fiscal years ended June 30, 2003 and 2002.

These financial statements are available upon request.

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Shopping Centers portoflio

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Press Release

Corporate Offices

Hipólito Yrigoyen 476 2º Floor

Tel +(54 11) 4344 4600

Fax +(54 11) 4344 4611

www.altopalermo.com.ar

C1086AAF – Cdad. Autónoma de Buenos Aires – Argentina

Investor Relations

Marcelo Mindlin – Vice-president & CFO

Gustavo Mariani – Finance Manager

Tel +(54 11) 4323 7513

e-mail finanzas@altopalermo.com.ar

Legal Counsel of the Company

Estudio Zang, Bergel & Viñes

Tel +(54 11) 4322 0033

Florida 537 18º Floor

C1005AAK – Cdad. Autónoma de Buenos Aires – Argentina

Independent Auditors of the Company

PricewaterhouseCoopers Argentina

Tel +(54 11) 4319 4600

Av. Alicia Moreau de Justo 240 2º Floor

C1107AAF – Cdad. Autónoma de Buenos Aires – Argentina

Registrar and Transfer Agent

Caja de Valores S.A.

Tel +(54 11) 4317 8900

25 de Mayo 362

C1002ABH – Cdad. Autónoma de Buenos Aires – Argentina

Depositary Agent of ADS´s

Bank of New York

Tel 1 888 BNY ADRS (269-2377)

Tel +(1 610) 312 5315

shareowner-svcs@bankofny.com

1258 Church Street Station

10286 – New York, NY – United States of America

Nasdaq Symbol: APSA

BCBA Symbol: APSA

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